UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): November 4, 2011



THE DIXIE GROUP, INC.
(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

The Dixie Group, Inc. will present its investor presentation on November 4, 2011.

The information attached as Exhibit 99.1 hereto supersedes the investor presentation previously furnished on Form 8-K dated January 6, 2011, and is being furnished pursuant to Item 7.01; such information, including the information excerpted below in this Item 7.01, shall not be deemed to be "filed" for any purpose.

These updated investor presentation materials may be found on the Company's website at www.thedixiegroup.com.

Item 9.01   Financial Statements and Exhibits.

(c)   Exhibits
      (99.1)   Presentation Materials, November 4, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 4, 2011

THE DIXIE GROUP, INC.

/s/ Jon A. Faulkner

Jon A. Faulkner
Chief Financial Officer

Exhibit 99.1



November 2011 Investor Presentation





Forward-Looking Statements



THE DIXIE GROUP

- Statements in this presentation which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

- General information set forth in this presentation concerning market conditions, sales data and trends in the U.S. carpet and rug markets are derived from various public and, in some cases, non-public sources. Although we believe such data and information to be accurate, we have not attempted to independently verify such information.

Dixie History

THE DIXIE GROUP


DIXIE MERCERIZING COMPANY
Dixie
20

- **Began operations in 1920**
- **Entered floorcovering in 1993 and exited textiles in 1999 – now 100% floorcovering**
- **Refined focus on upper-end markets in 2004**
- **Traditionally we have outperformed the industry and expect to do so in the future**

Dixie Today



- **Commitment to brands in the upper-end market with strong growth potential**

- **Diversified between Commercial and Residential markets**

- **Diversified customer base**
  - Top 10 carpet customers – 20% of carpet sales
  - Top 20 carpet customers – 22% of carpet sales

New and Existing Home Sales
Seasonally Adjusted Rate


THE DIXIE GROUP



New 1,000

Existing 1,000

Source: National Association of Realtors (existing) and census.gov/const/c25 (new).
Next release October 26 (new); October 20 (existing).

August 2011:

- New home sales declined 2.3% from July. The annual rate was 295,000 in August and this was 6.1% above one year ago.

- New home sales have been near the 300,000 rate for over a year.

- Existing home sales increased 7.7% to an annual rate of 5.03 million. Sales in the west bounced back from a dismal showing in July.

- Existing home sales increased in all regions in August and were 18.6% greater than one year ago.

Residential Remodeling
Owner-Occupied Improvements*


THE DIXIE GROUP

Upward revisions for May, June and July. The annual rate in August was 10.5% above a year ago.



*Census discontinued a broader survey of remodeling in 2008. It included rental, vacant and seasonal properties. Their surveys now miss 55% to 60% of all remodeling expenditures.

http://www.census.gov/const/www/c30index.html   Private construction



Mfg. Value US Carpet and Rug Mill Shipments
($ 000's)

12 to 18 months dips during recessionary times

Multi-year decline

Source: U.S. Census Bureau & CRI Estimate

The Industry versus GDP





2010:

- We are starting to see a rebound in the relationship between carpet and rug shipments and GDP

- We believe that the long-term trend will once again be restored once purchases of existing homes rebounds

Residential and Commercial Fixed Investment



Consumer Sentiment University of Michigan

1966 = 100



October 14:

- Overall sentiment declined 1.9% in early October.

- Expectations for the future declined 4.9%.

- Consumers remain cautious about the direction of the U.S. and world economy.

- The Michigan index is sensitive to gasoline prices, the stock market, house prices and household finances.

Source: University of Michigan Consumer Sentiment Survey.

The Stock Market





October 2011:

- The stock market has dropped back as the European debt crisis remains unresolved

- Fourth quarter pick up in high-end sales is occurring but smaller than normal

2010 U.S. Carpet Manufacturers



Carpet & Rug Sales	Dollars in Millions	% Total
Shaw	$ 3,024	31.2%
Mohawk	$ 2,442	25.2%
Bealieau	$ 896	9.2%
Interface	$ 496	5.1%
Dixie	$ 225	2.3%
Other	$ 2,618	27.0%
Market	$ 9,701	100.0%

Source: Floor Focus

The Industry

2006 Carpet End Use

Sales $10.19 Billion



Commercial 35%

Residential 65%

Source: Floor Focus – Broadloom & Carpet Tile

2010 Carpet End Use

Sales $7.40 Billion



Commercial 43%

Residential 57%

Commercial %
2001 – 2010
From 32% to 43%

Dixie Group Carpet Sales

THE DIXIE GROUP

Dixie Q3 2011 trailing 12 months Carpet and Rug Sales by End Market

Commercial %
2001 – 2010
From 29% to 38%



High-End
Commercial
29%

High-End
Residential
71%

Carpet
Dollar Sales Indexed to 2004





Carpet
Unit Sales Indexed to 2004





Residential Positioning of The Dixie Group

THE DIXIE GROUP



ESTIMATED TOTAL WHOLESALE MARKET
FOR CARPETS AND RUGS:
VOLUME AND PRICE POINTS

Positioning of Dixie Brands by Price Point Segment
(Over $20 per SQ YD)

BROADLOOM RESIDENTIAL SALES = $7.0 Billion (2009 $'s)

ESTIMATED DATA

35% Market Share

Masland

Dixie Home

Fabrica

TOTAL MARKET: SQUARE YARDS OR SALES DOLLARS

$0 $7 $14 $21 $28 $35 $42 $49

INDUSTRY AVERAGE

PRICE / SQ YD

Note: Industry average price is based on sales reported through industry sources.

Excerpt from KSA Study dated May 6, 2004, Titled "KSA Assessment of Dixie's Residential and Contract Carpet Businesses", commissioned by The Dixie Group, Inc.

Dixie High-End Residential Sales

Year 2006	Year Q3 2011 TTM



Fabrica, 26%
Masland, 42%
Dixie Home, 32%



Fabrica, 18%
Masland, 40%
Dixie Home, 42%



Dixie Group High-End
Residential Sales (all brands)





Sales by Channel for Q3 2011 TTM



- Other, 1%
- Distributor, 1%
- Specialty – OEM, 1%
- Builder, 3%
- Commercial, 2%
- National Retailers, 2%
- Mass Merchant, 18%
- Retailer, 53%
- Designer, 19%





Sales by Channel for Q3 2011 TTM







- **Well-styled moderate to upper priced residential broadloom line**

- **Dixie provides a "full line" to retailers**

- **Leverage needed by fiber suppliers for market access**

- **Selective distribution strategy attractive to retailers**

- **Growth initiatives**
  - **Stainmaster ®SolarMax™ Fiber Technology**
  - **Durasilk (polyester) collection**



Sales by Channel for Q3 2011 TTM



Commercial, 6%

Other, 1%

Builder, 5%

National Retailers, 2%

Designer, 31%

Retailer, 57%



- **Leading high-end brand with reputation for innovative styling, design and color**

- **High-end retail / designer driven**

- **Hand crafted and imported rugs**

- **Growth initiative**
  - **Stainmaster® TruSoft™ Fiber Technology**
  - **Wool products**
    - **First introductions in 2007**
    - **Now offering complete line to the industry**



Sales by Channel for Q3 2011 TTM



- Other, 5%
- Specialty – OEM, 3%
- Builder, 3%
- National Retailers, 8%
- Retailer, 43%
- Designer, 38%



- **Premium high-end brand**

- **Designer focused**

- **Hand crafted and imported rugs**

- **Growth initiative**
  - **New products, heightened focus on retail penetration**
  - **Full service supplier of wool to the designer trade with excellent service and support**







Sales by Channel for Q3 2011 TTM

- Residential 5%
- Hospitality 23%
- Corporate 39%
- Education 3%
- Store Planning 21%
- Gov't 3%
- Health Care 7%

Channels: Interior Design Specifier and Commercial End User



- **Premium brand in the commercial marketplace**

- **Designer focused**

- **Strong national account base**
  - **Nordstrom's, Target, Sears, Belk, Delta Air Lines, AECOM, Club Corporation of America**

- **Growth initiative**
  - **Modular/carpet tile**
  - **End Users**

Dixie Sales Continuing Operations ($ in millions)



Sales & Operating Income
($ in millions)



	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net Sales	56.7	65.1	66.0	69.2	69.6
Net Income (Loss) from continuing operations	(1.9)	0.6	0.6	0.8	0.0
Non-GAAP Adjusted Operating Income (Loss)	(1.6)	2.5	1.8	1.7	1.2
Non-GAAP Adjusted EBITDA	1.3	5.2	4.3	4.1	3.6

- Mix less favorable June – August; upper-end better in September
- We improved YTD Adj. Operating Income by $8.2 million vs. 2010
- We improved YTD Adj. EBITDA by $6.7 million vs. 2010
- We need to invest less than depreciation over the next few years
  - Capital expenditures of $6.8 million vs. Dep. & Amort. of $9.7 million
- We refinanced our senior credit lines with a new 5 year deal
  - No covenants if we maintain availability above $10 million
  - Availability was $22.6 million at the end of Q3 2011

Note: Non-GAAP reconciliation on slide 33



Current Business Conditions

The 3rd quarter of 2011 versus prior year

THE DIXIE GROUP

- Residential sales up 26% while the industry is down slightly
- Commercial sales up 14%, above the industry growth rate
- Dixie Group sales up 23% versus modest growth for the industry
  - All brands up for the quarter and the year
  - Commercial sales growth particularly strong in modular carpet tile
  - Residential sales growth fastest at the upper-end of our selling price range
- For the first 4 weeks of the 4th quarter of 2011 sales are up moderately
  - Growth at retail for residential except through the mass merchant channel
  - Commercial is also up relative to last year
- Completed refinancing our senior credit facilities
  - Repaid $9.7 million of convertible subordinated debentures
  - Extend our financing for another five-year period
  - Provided the funding needed to continue our growth

Outlook
Opportunities in the future

THE DIXIE GROUP

Though the market has been difficult, we are encouraged by:

- Despite slow recovery in the residential sector, we have seen improvement of higher end goods in the luxury market
- The sales improvement is strongest at the highest price points
- Positive market reception to our new products:
  - Masland and Fabrica Wool Collections continued growth
  - Masland Avenue – new technology with a woven look
  - Stainmaster ® SolarMax™ products have been well accepted
  - Durasilk (polyester) products have created a new niche
  - Modular Carpet Tile is taking market share
- Having invested significantly in our capabilities for future growth and established our financial structure for the next 5 years …… We can now take advantage of market conditions as they improve







THE DIXIE GROUP

FABRICA
FINE CARPET & RUGS


Use of Non-GAAP Financial Information:

The Company believes that non-GAAP performance measures, which management uses in evaluating the Company's business, may provide users of the Company's financial information with additional meaningful bases for comparing the Company's current results and results in a prior period, as these measures reflect factors that are unique to one period relative to the comparable period. However, the non-GAAP performance measures should be viewed in addition to, not as an alternative for, the Company's reported results under accounting principles generally accepted in the United States.

The Company defines Net Sales as adjusted as Net Sales divided by the actual number of weeks and multiplied by the number of weeks in a normal period. (Note 1)

The Company defines Adjusted Operating Income as Operating Income plus facility consolidation expenses and severance expenses, plus impairment of assets, plus impairment of goodwill, plus one time items so defined. (Note 2)

The Company defines Adjusted EBIT as net income less income from discontinued operations, net of tax, plus taxes and plus interest. (Note 3)

The Company defines Adjusted EBTIDA as Adjusted EBIT plus depreciation and amortization, plus facility consolidation expenses and severance expenses, plus impairment of assets, plus impairment of goodwill, plus one time items so defined and plus other (income) expense - net. (Note 4)

The company defines Free Cash Flow as Net Incomes plus interest plus depreciation minus the net change in working capital minus the tax shield on interest minus capital expenditures net of asset sales. The change in net working capital is the change in current assets less current liabilities between periods. (Note 5)

Non-GAAP Information



Use of Non-GAAP Financial Information:			
Net Sales Adjusted			
($ in thousands)	YTD 2010	YTD 2011	Y/Y Chge
Weeks in Period	39	40	
Net Sales as Reported	166,188	204,761	23.2%
Adjustment for Weeks	-	(4,711)	-2.8%
Non-GAAP Net Sales as Adjusted (Note 1)	$ 166,188	$ 200,050	20.4%

Use of Non-GAAP Financial Information:					
Note a: Restated					

Adjusted Operating Income (Loss)					
($ in thousands)	2007 (a)	2008 (a)	2009 (a)	2010	2011 YTD
Operating income (loss)	16,707	(28,460)	(45,389)	(2,570)	5,148
Plus: Facility consolidation and severance expenses	-	2,317	4,091	1,556	(563)
Plus: Impairment of assets	-	4,478	1,459	-	-
Plus: Impairment of goodwill	-	23,121	31,406	-	-
Less One time item: Insurance gain	-	-	-	-	(492)
Plus One time item: Workers' compensation retention	-	-	-	-	625
Non-GAAP Adjusted Operating Income (Loss) (Note 2)	$ 16,707	$ 1,456	$ (8,433)	$ (1,014)	$ 4,718

Adjusted Earnings before Interest and Taxes (Adjusted EBIT)					
($ in thousands)	2007 (a)	2008 (a)	2009 (a)	2010	2011 YTD
Net income (loss) as reported	6,247	(31,481)	(42,241)	(4,654)	1,347
Less: Income (loss) from discontinued operations, net of tax	(521)	(313)	(382)	(281)	(127)
Plus: Taxes	3,686	(2,931)	(8,870)	(2,604)	647
Plus: Interest	6,347	5,965	5,521	4,124	2,736
Non-GAAP Adjusted EBIT (Note 3)	$ 16,801	$ (28,134)	$ (45,208)	$ (2,853)	$ 4,857

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)					
($ in thousands)	2007 (a)	2008 (a)	2009 (a)	2010	2011 YTD
Non-GAAP Adjusted EBIT (from above)	16,801	(28,134)	(45,208)	(2,853)	4,857
Plus: Depreciation and amortization	12,941	13,752	13,504	11,575	7,301
Plus: Facility consolidation and severance expenses	-	2,317	4,091	1,556	(563)
Plus: Impairment of assets	-	4,478	1,459	-	-
Plus: Impairment of goodwill	-	23,121	31,406	-	-
Less One time item: Insurance gain	-	-	-	-	(492)
Plus One time item: Workers' compensation retention	-	-	-	-	625
Plus One time item: Refinancing costs in Other expense	-	-	-	-	317
Plus: Other (income) expense - net	(94)	(326)	(181)	283	(26)
Non-GAAP Adjusted EBITDA (Note 4)	$ 29,648	$ 15,208	$ 5,071	$ 10,561	$ 12,019

Use of Non-GAAP Financial Information:							

Adjusted Operating Income (Loss)

($ in thousands)	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Operating income (loss)	(2,286)	59	(1,937)	1,594	1,669	2,301	1,178
Plus: Facility consolidation and severance expenses	211	122	304	918	-	(563)	-
Plus: Impairment of assets	-	-	-	-	-	-	-
Plus: Impairment of goodwill	-	-	-	-	-	-	-
Less One time item: Insurance gain	-	-	-	-	(492)	-	-
Plus One time item: Workers' compensation retention	-	-	-	-	625	-	-
Non-GAAP Adj. Operating Income (Loss) (Note 2)	$ (2,075)	$ 181	$ (1,633)	$ 2,512	$ 1,802	$ 1,738	$ 1,178

Adjusted Earnings before Interest and Taxes (EBIT)

($ in thousands)	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net income (loss) as reported	(2,529)	(744)	(1,897)	516	623	767	(43)
Less: Income (loss) from discontinued, net tax	(70)	(60)	(28)	(122)	(21)	(41)	(65)
Plus: Taxes	(1,060)	(636)	(965)	57	109	582	(44)
Plus: Interest	1,235	1,082	904	903	932	900	904
Non-GAAP Adjusted EBIT (Note 3)	$ (2,284)	$ (238)	$ (1,930)	$ 1,598	$ 1,685	$ 2,290	$ 882

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)

($ in thousands)	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Non-GAAP Adjusted EBIT (from above)	(2,284)	(238)	(1,930)	1,598	1,685	2,290	882
Plus: Depreciation and amortization	2,964	2,966	2,941	2,704	2,519	2,361	2,421
Plus: Facility consolidation & severance expenses	211	122	304	918	-	(563)	-
Plus: Impairment of assets	-	-	-	-	-	-	-
Plus: Impairment of goodwill	-	-	-	-	-	-	-
Less One time item: Insurance gain	-	-	-	-	(492)	-	-
Plus One time item: Workers' compensation retention	-	-	-	-	625	-	-
Plus One time item: Refinancing costs in Other expense	-	-	-	-	-	-	317
Plus: Other (income) expense - net	(2)	297	(7)	(5)	(16)	11	(21)
Non-GAAP Adjusted EBITDA (Note 4)	$ 889	$ 3,147	$ 1,308	$ 5,215	$ 4,321	$ 4,099	$ 3,599

Due to rounding, totals of the quarterly information for each of the years reflected may not necessarily equal the annual totals.

Non-GAAP Information



THE DIXIE GROUP

Non-GAAP Financial Information:							
Free Cash Flow (FCF)							
($ in thousands)	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011
Net income (loss) as reported	(2,529)	(744)	(1,897)	516	623	766	(43)
Plus: Interest	1,235	1,082	904	903	932	900	904
Plus: Depreciation	2,914	2,916	2,941	2,655	2,469	2,311	2,421
Minus: Net change in Working Capital	(5,988)	3,134	4,962	1,522	5,110	(779)	1,991
Minus: Tax shield on Interest	432	379	316	316	326	315	316
Non-GAAP Cash from Operations	$ 7,176	$ (259)	$ (3,330)	$ 2,236	$ (1,412)	$ 4,441	$ 975
Minus: Capital Expenditures net of Asset Sales	2,914	2,906	1,166	486	1,100	1,038	2,053
Non-GAAP Free Cash Flow (Note 5)	$ 4,262	$ (3,165)	$ (4,496)	$ 1,750	$ (2,512)	$ 3,403	$ (1,078)